Exhibit 8.1

Subsidiaries of Galapagos NV on 31/12/2025

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Galapagos B.V.	The Netherlands
Galapagos U.K. Ltd	United Kingdom
Galapagos SASU	France
Galapagos GmbH	Switzerland
Galapagos Real Estate Netherlands B.V.	The Netherlands
GLPG US Holding Inc. (formerly Galapagos, Inc.)	United States
GLPG US Inc. (formerly AboundBio, Inc.)	United States
Xenometrix, Inc. (in liquidation)	United States
Galapagos Holding Pte. Ltd.	Singapore
Galapagos (Shanghai) Bioscience Co. Ltd.	China
Galapagos Cell Therapeutics NV	Belgium
Lakefront Biotherapeutics, Inc.	United States